

September 26, 2013

Via E-mail
Sharon Mates, Ph.D.
President and Chief Executive Officer
Intra-Cellular Therapies, Inc.
3960 Broadway
New York, NY 10032

> **Re:** **Intra-Cellular Therapies, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2013**
> **File No. 333-191238**

Dear Dr. Mates:

We have limited our review of your registration statement to those issues we have addressed in our comments.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are currently processing your requests for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the pending confidential treatment requests.

2. We note that the company's Form 8-K filed September 5, 2013 is currently under review by the staff. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until such review is complete and any comments are resolved. Additionally, please ensure that you update disclosure in the Form S-1 to conform to any changes made in the progress of our review of your pending Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
William Hicks, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.